Consolidated Financial Statements

(expressed in thousands of United States dollars)

Three Months ended March 31, 2010

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Review of the First Quarter and Outlook for the Second Quarter of Fiscal 2010

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the first quarter and its plans for the second quarter of fiscal 2010.

Q1 Review

•

Optioned the Tay-LP gold exploration property in the Yukon to Cap-Ex Ventures Ltd.

•

Sold 1,000,000 shares of Caza Gold privately at $0.20 per share to raise $200,000 for working capital

•

Received expressions of interest from two companies regarding the New Polaris gold mining project

•

Continued to evaluate opportunities to acquire new gold exploration and mining properties

In Q1, Canarc optioned the Tay-LP gold exploration project in the Tintina Gold Belt, Yukon to Cap-Ex Ventures Ltd. Cap-Ex can earn up to 50% of Canarc’s interest by paying $100,000, issuing 200,000 shares, spending $675,000 on exploration and maintaining the underlying option with Ross River in good standing over a 19 month period, subject to receiving regulatory and exchange approvals and appropriate financing.

Q2 Outlook

Management will continue to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to mine development and a full feasibility study.  Discussions are currently underway with a couple of interested parties.

We will also continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

                                                                                                        May 17, 2010

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Three Months Ended March 31, 2010

The unaudited interim consolidated financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2010 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors.  The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	March 31,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS
Cash	$ 36	$ 155
Receivables and prepaids	89	145
Royalty receivable - current portion (Note 6(c)(i))	50	50
Total Current Assets	175	350
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,622	12,626
Equipment (Note 7)	2	2
Royalty receivable - long-term portion (Note 6(c)(i))	47	46
Long-term investments (Note 8)	143	143
Total Non-Current Assets	12,814	12,817
Total Assets	$ 12,989	$ 13,167

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 626	$ 607
Notes payable (Note 10)	66	63
Income taxes payable (Note 13)	337	329
Total Current Liabilities	1,029	999

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	56,323	56,436
Contributed surplus	2,371	2,354
Deficit	(46,734)	(46,622)
Total Shareholders' Equity	11,960	12,168
Total Liabilities and Shareholders' Equity	$ 12,989	$ 13,167

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 6 and 13)

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2010	2009

Expenses:
Corporate development	$ 3	$ -
Employee and director remuneration (Note 11)	109	59
Foreign exchange loss (gain)	22	9
General and administrative	57	48
Shareholder relations	17	20
Stock-based compensation (Note 9(b))	17	24

Loss before the undernoted	(225)	(160)

Accretion of royalty receiveable	1	2
Interest expense	(1)	-
Adjustment (write-off) of mineral properties	-	9

Loss before income tax	(225)	(149)

Future income tax recovery	113	-

Net loss for the period	$ (112)	$ (149)

Basic and diluted loss per share	$ -	$ -

Weighted average number of shares outstanding	81,969,655	72,704,505

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three months ended March 31, 2010		Year ended December 31, 2009

	Shares	Amount	Shares	Amount

Share capital:
Balance, beginning of period	81,969,655	$ 56,436	72,704,505	$ 55,349
Issued:
Private placement, net of share issuance costs	-	-	9,104,900	837
Property acquisition (Note 6(a)(ii))	-	-	160,250	24
Provision for flow-through shares (Note 9(a))	-	(113)	-	226
Balance, end of period	81,969,655	56,323	81,969,655	56,436

Contributed surplus:
Balance, beginning of period		2,354		2,217
Fair value of stock options recognized		17		117
Fair value of finders' fee warrants		-		20
Balance, end of period		2,371		2,354

Deficit:
Balance, beginning of period		(46,622)		(45,043)
Net loss for the period		(112)		(1,579)
Balance, end of period		(46,734)		(46,622)

Total Shareholders' Equity		$ 11,960		$ 12,168

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2010	2009

Cash provided from (used for):

Operations:
Loss for the period	$ (112)	$ (149)
Items not involving cash:
Accretion of royalty receivables	(1)	(2)
Accrued interest	1	-
Stock-based compensation	17	24
Future income tax recovery	(113)	-
Unrealized currency translation gain	2	-
Write-off of mineral properties	-	(9)
	(206)	(136)
Changes in non-cash working capital items:
Receivables and prepaids	56	(2)
Accounts payable and accrued liabilities	19	7
Income taxes payable	8	-
Cash used by operating activities	(123)	(131)

Investing:
Mineral properties, net of recoveries	4	-

Decrease in cash	(119)	(131)
Cash, beginning of period	155	155

Cash, end of period	$ 36	$ 24

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2010	2009

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has a deficit of $46.7 million at March 31, 2010.  Furthermore, the Company has working capital deficiency of $854,000 as at March 31, 2010, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars.

These consolidated financial statements include the accounts of the Company and its investments including its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:

(i)

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that do not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

In accordance with this standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It was initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:     (continued)

(ii)

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

The Company would include the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

(c)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(e)

Long-term investments:

Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(b)(i).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(f)

Proceeds on unit offerings:

Proceeds received from the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(g)

Non-monetary transactions:

Shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)

Flow-through common shares:

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from shares issued under flow-through share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a future tax liability.

A portion of the future income tax assets that were not previously recognized are recognized as a recovery of future income taxes in the statement of operations up to the amount of the future income tax liability or renouncement.

The resource expenditures incurred are subject to review and approval by the taxation authorities and is adjusted in the period when such approval is confirmed.

(i)

Stock-based compensation plan:

The Company has a stock option plan which is described in Note 9(b).  The Company records all stock-based payments using the fair value method.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset upon commencement of production.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at March 31, 2010.

(k)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statement of operations in the period in which they occur.

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, income taxes payable, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(n)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

(o)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company has no goodwill or intangible assets as of March 31, 2010.

(p)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company is proceeding with its conversion to IFRS and continues with its three primary transition phases which include preliminary scoping and diagnostics, detailed analysis and evaluation and design, and implementation and review.  These phases may occur concurrently as IFRS is applied to different areas as the Company progresses in its transition to IFRS.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

New accounting pronouncements:     (continued)

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing during difficult economic conditions.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due and continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming periods.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company’s investments in shares of Aztec Metals Corp. (“Aztec”) and Caza Gold Corp. (“Caza”) are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and income taxes payable as other financial liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair values of the Company’s cash, receivables, accounts payable and accrued liabilities, notes payable, and corporate income taxes payable approximate their carrying values due to the short terms to maturity;  therefore, disclosure is not made of their level in the fair value hierarchy.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level three in the fair value hierarchy as it is based on unobservable inputs.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Receivables are from government agencies and are not considered as financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2010.

Accounts payable and accrued liabilities are due within each operating period, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign exchange risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

At March 31, 2010, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars (stated in U.S. dollars)

Cash	$ 34
Receivables and prepaids	89
Accounts payable and accrued liabilities	(456)
Notes payable	(66)
Income taxes payable	(337)

Net financial assets (liabilities)	$ (736)

Based upon the above net exposure as at March 31, 2010 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $73,600 in the Company’s net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure of discontinued operations is not being presented.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

6.

Mineral Properties

March 31, 2010
	Acquisition	Exploration/
	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,563	$ 12,168

Yukon:
Tay-LP (Note 6(a)(ii))	25	429	454

	$ 3,630	$ 8,992	$ 12,622

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at March 31, 2010 include a reclamation bond for CAD$250,000.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.  The option agreement is subject to Cap-Ex receiving regulatory approvals.

(iii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% NSR in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property called for pre-production payments which ended in fiscal 2005.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008, as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at March 31, 2010.

Present value of expected cash flows from royalties as at January 1, 2008	$ 177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Less: Current portion of royalty receivable as at December 31, 2009	(50)
Long-term portion of royalty receivable as at December 31, 2009	46
Add: Accretion for the period	1
Long-term portion of royalty receivable as at March 31, 2010	$ 47

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, a further amendment to the option agreement was made that extended the date by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company had not completed a feasibility study.

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property in 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc de Mexico SA de CV (“Minera Canarc”), wholly-owned subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making $1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% NSR.  The Company made an initial payment of $15,000 upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company (Note 5).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Expenditure options:

As at March 31, 2010, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments	Payments	Reduction	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 6(a)(i)):
Net profit interest reduction					150,000
or buydown

Tay-LP (Note 6(a)(ii)):
April 30, 2010 (1)	$ 30	$ -
October 31, 2010	50	-
October 31, 2011	50	410
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

	$ 980	$ 1,010	$ 25	$ 1,950	150,000

(1)

Option payment of CAD$30,000 was paid by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(g)

Realization:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

Equipment

March 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Equipment	$ 140	$ 138	$ 2

8.

Long-Term Investments

As at March 31, 2010, the Company had an interest of 11% in Aztec and 7% in Caza.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

In February 2010, the Company renounced CAD$475,239 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a future income tax recovery of approximately $113,000.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,645,000 common shares are outstanding as at March 31, 2010.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the three month period ended March 31, 2010 is as follows:

	March 31, 2010
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	8,665,000	$0.38
Forfeited	(20,000)	$0.54
Outstanding, end of period	8,645,000	$0.38

Exercise price range (CAD$)	$0.11 - $0.74

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The following table summarizes information about stock options exercisable and outstanding at March 31, 2010:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Mar 31, 2010	(Number of Years)	(CAD$)	Mar 31, 2010		(CAD$)

$0.11	1,680,000	4.4	$0.11	672,000		$0.11
$0.25 - $0.49	4,375,000	2.2	$0.33	4,022,000		$0.33
$0.50 - $0.74	2,590,000	1.7	$0.63	2,590,000		$0.63

	8,645,000	2.5	$0.38	7,284,000		$0.42

At March 31, 2010, 8,645,000 options are outstanding of which 7,284,000 options are exercisable and expire at various dates from June 23, 2010 to July 15, 2014, with a weighted average remaining life of 2.5 years.

During the three month period ended March 31, 2010, the Company recognized stock-based compensation of $16,000 based on the fair value of options granted that were earned by the provision of services during the period.  Stock-based compensation is segregated between directors and employees as follows:

March 31, 2010

Directors	$ 5
Employees	12

$ 17

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:

At March 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	March 31, 2010

$0.15	June 1, 2010	500,000	-	-	-	500,000
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	-	-	2,568,140
$0.165	May 9, 2011	154,410	-	-	-	154,410

		3,464,120	-	-	-	3,464,120

(d)

Fully diluted number of common shares:

Number of Shares

Outstanding, March 31, 2010	81,969,655
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	8,645,000
Warrants (Note 9(c))	3,464,120

Fully diluted, March 31, 2010	94,228,775

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Notes Payable

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza.  As at March 31, 2010, interest of CAD$5,189 has been accrued.

11.

Related Party Transactions

General and administrative costs during three months ended March 31, 2010 include:

-

CAD$16,034 of salaries to an employee who is a director;

-

CAD$10,000 to directors in their capacity as directors of the Company.  As at March 31, 2010, the Company accrued CAD$78,659 in outstanding directors fees;

-

CAD$13,361 in legal fees to a law firm in which a senior officer of the Company is a partner.  As at March 31, 2010, the Company owed CAD$122,309 to the law firm;

-

CAD$68,129 in office rent and salary allocations recovered from companies sharing certain common directors;  and

-

CAD$25,649 in office rent and salary allocations incurred to a company sharing certain common directors.  As at March 31, 2010, the Company owed CAD$77,495 to the company.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Details of shareholdings in Aztec and Caza are provided in Note 8, notes payables in Note 10, and the Plan of Arrangement in Note 5.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and all assets of the Company are located in Canada.

13.

Contingent Liability

Pursuant to an audit by CRA in 2009, the Company has estimated approximately $661,700 in exploration expenditures incurred in 2007 do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000 in 2009.

In February 2010, an initial proposal by CRA to the Company disallowed approximately CAD$1.2 million in CEE of which the Company is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800.

The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately CAD$119,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately CAD$53,000, resulting in an estimated income tax balance payable of $337,000.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.